APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

8:59 AM

12/26/19

Accrual Basis

Stoneman Brewery LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Beer	84,225.76
Total Income	84,225.76
Gross Profit	84,225.76
Expense	
auto expenses	4,812.65
Bank Service Charges	10.00
Beer Making Supplies	63,953.67
Brewery Equiptment	573.42
Building Contractors	217.47
DOR bottle deposits	242.71
Energy Expenses	3,581.83
Fed/State Fees	822.31
Insurance	317.91
Interest	2,836.05
Office Supplies	468.58
Professional Fees	2,178.50
Promotional	4,613.40
Write-offs	16.08
Total Expense	84,644.58
Net Ordinary Income	-418.82
Net Income	**-418.82**

8:47 AM

12/26/19

Accrual Basis

Stoneman Brewery LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Greenfield Savings Bank	1,016.65
Petty Cash	118,971.45
SB LLC TTEE Deposit Fund	119.00
Stoneman Business Checking	9,456.31
Total Checking/Savings	129,563.41
Accounts Receivable	
Accounts Receivable	7,558.56
Total Accounts Receivable	7,558.56
Other Current Assets	
Undeposited Funds	233.58
Total Other Current Assets	233.58
Total Current Assets	137,355.55
TOTAL ASSETS	**137,355.55**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
ACB Loan	594.00
Bill Cole Loan	5,000.00
bottle deposit	2,084.35
George Critides & Sara Coe Loan	1,000.00
Greenfield Savings Bank - Loan	14,139.99
Greenfield Savings Bank Loan 2	19,877.30
Korby Bank	69,480.25
Sales Tax Payable	4.74
Shuipis Loan	10,000.00
Tent Loan	2,250.00
Turkle Loan	30,772.88
Total Other Current Liabilities	155,203.51
Total Current Liabilities	155,203.51
Total Liabilities	155,203.51

Stoneman Brewery LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Equity	
Members Equity	-17,429.14
Net Income	-418.82
Total Equity	-17,847.96
TOTAL LIABILITIES & EQUITY	**137,355.55**

Stoneman Brewery LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-418.82
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	21,972.74
ACB Loan	594.00
bottle deposit	1,539.30
George Critides & Sara Coe Loan	-500.00
Greenfield Savings Bank - Loan	-5,909.77
Greenfield Savings Bank Loan 2	-4,415.47
Korby Bank	5,000.00
Sales Tax Payable	1.96
Turkle Loan	20,727.40
Net cash provided by Operating Activities	38,591.34
Net cash increase for period	38,591.34
Cash at beginning of period	91,205.65
Cash at end of period	**129,796.99**

Stoneman Brewery LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Beer	20,260.20
Total Income	20,260.20
Gross Profit	20,260.20
Expense	
auto expenses	5,866.68
Bank Service Charges	191.15
Beer Making Supplies	20,001.30
Brewery Equiptment	82.00
Building Contractors	995.37
Building Supplies	550.00
DOR bottle deposits	207.89
Energy Expenses	2,991.23
Federal Excise Tax	205.00
Insurance	1,045.55
Interest	2,656.56
Office Supplies	3,170.91
Professional Fees	1,787.89
Promotional	3,444.04
Quality Control	1,198.00
Taxes	3,521.84
Total Expense	47,915.41
Net Ordinary Income	-27,655.21
Net Income	**-27,655.21**

Stoneman Brewery LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Greenfield Savings Bank	1,016.65
Petty Cash	159,255.67
SB LLC TTEE Deposit Fund	119.00
Stoneman Business Checking	10,899.78
Total Checking/Savings	171,291.10
Accounts Receivable	
Accounts Receivable	5,980.84
Total Accounts Receivable	5,980.84
Other Current Assets	
Undeposited Funds	233.58
Total Other Current Assets	233.58
Total Current Assets	177,505.52
TOTAL ASSETS	**177,505.52**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
ACB Loan	594.00
Bill Cole Loan	5,000.00
bottle deposit	2,353.20
George Critides & Sara Coe Loan	150.00
Greenfield Coop Loan	36,362.67
Greenfield Savings Bank - Loan	11,552.05
Greenfield Savings Bank Loan 2	17,551.24
Jefferson Slater Loan	7,143.80
Korby Bank	104,480.25
Sales Tax Payable	4.82
Shuipis Loan	10,000.00
Tent Loan	2,250.00
Turkle Loan	26,187.98
Total Other Current Liabilities	223,630.01
Total Current Liabilities	223,630.01
Total Liabilities	223,630.01
Equity	
Members Equity	-18,469.28
Net Income	-27,655.21
Total Equity	-46,124.49
TOTAL LIABILITIES & EQUITY	**177,505.52**

Stoneman Brewery LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-27,655.21
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	1,577.72
bottle deposit	268.85
George Critides & Sara Coe Loan	-850.00
Greenfield Coop Loan	36,362.67
Greenfield Savings Bank - Loan	-2,587.94
Greenfield Savings Bank Loan 2	-2,326.06
Jefferson Slater Loan	7,143.80
Korby Bank	35,000.00
Sales Tax Payable	0.08
Turkle Loan	-4,584.90
Net cash provided by Operating Activities	42,349.01
Net cash increase for period	42,349.01
Cash at beginning of period	129,175.67
Cash at end of period	**171,524.68**

I, Justin Korby, certify that:

1. The financial statements of Stoneman Brewery included in this Form are true and complete in all material respects; and
2. The tax return information of Stoneman Brewery included in this Form reflects accurately the information reported on the tax return for Stoneman Brewery for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature DocuSigned by: Justin Korby C4F6CE94B5A2437...

Name: Justin Korby

Title: owner / brewer